Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 15, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morria Biopharmaceuticals PLC
Registration Statement on Form 20-F
Originally Filed on June 28, 2012, as amended on August 8, 2012
Withdrawn on August 24, 2012, and refiled on August 31, 2012,
As amended on September 27, 2012 and October 29, 2012
File No. 000-54749

Ladies and Gentleman:

On behalf of Morria Biopharmaceuticals PLC (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 to the Company’s Registration Statement on Form 20-FR12G (the “Amendment”), as initially filed with the Commission on June 28, 2012, and as amended by Amendment No. 1 on August 8, 2012, which was subsequently withdrawn on August 24, 2012, refiled on August 31, 2012 and amended by Amendment No. 1 on September 27, 2012 and Amendment No. 2 on October 29, 2012. We are also delivering five clean and marked complete courtesy copies of the Amendment to the attention of Scot Foley, Esq.

Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated November 14, 2012, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Interim Consolidated Financial Statements (Unaudited)

General

1.	Please re-number the pages to the unaudited interim financial statements so they do not duplicate the same page numbers in the audited financial statements.

Response: In response to the Staff’s comment, we have renumbered the pages to the unaudited interim financial statements.

2.	It appears that the column headings on pages F-4 and F-6 label only 2011 as unaudited. Please label all three columns as unaudited or label the entire financial statement as unaudited.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 15, 2012

Response: In response to the Staff’s comment, we have labeled all column headings on pages F-4 (now F-29) and F-6 (now F-31) as unaudited.

Notes to Consolidated Financial Statements

General

3.	Please label the header to all pages of the interim notes as unaudited.

Response: In response to the Staff’s comment, we have labeled the header to all pages of the interim notes as unaudited.

Note 3. Unaudited Interim Consolidated Financial Statements, page F-9

4.	Please revise to include a statement in the notes to the financial statements disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented as required by Rule 10-01(b)(8) of Regulation S-X.

Response: In response to the Staff’s comment, we have included the following statement on page F-34 of the notes to the interim financial statements:

“In the opinion of management, the unaudited interim financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for the fair statement of the Company's financial position at June 30, 2012 and results of its operations for the six months then ended, and its cash flows for the six months ended June 30, 2012 and 2011.”

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6732 with any comments or questions and please send a copy of any written comments to this response to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

November 15, 2012

Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Jeffrey Riedler, Esq. Assistant Director (Securities and Exchange Commission)
Mark S. Cohen, Esq., Executive Chairman (Morria Biopharmaceuticals PLC)
Dr. Yuval Cohen, President (Morria Biopharmaceuticals PLC)
Dov Elefant, CFO (Morria Biopharmaceuticals PLC)